

March 26, 2014

<u>**Via E-mail**</u>

John L. Hammond, Esq.
Senior Vice President, General Counsel & Secretary
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, WI 53202

> **Re: Sensient Technologies Corporation**
> **Definitive Additional Soliciting Materials**
> **Filed March 26, 2014**
> **File No. 001-07626**

Dear Mr. Hammond:

    We have reviewed your filing and have the following comments.

1.   You state your belief that the FrontFour nominees are "beholden to the hedge fund" which appears to imply that the nominees, if elected, would not comply with their fiduciary duties to the company's security holders but would instead favor FrontFour's interests. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure.

    You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions